                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11 K

                        ANNUAL REPORT UNDER SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended: December 31, 2001.

[   ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
         SECURITIES ACT OF 1934.
         For transition period from

                  Commission File Number:  0-26086

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Yardville National Bank
                   2465 Kuser Road, Hamilton, New Jersey 08690

                              REQUIRED INFORMATION

Financial Statements                                                       Page

         Independent Auditors' Report

         Statements of Net Assets Available for Benefit as of
         December 31, 2001 and December 31, 2000.

         Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2001 and December 31, 2000.

         Notes to Financial Statements

Signature of Plan Administrator

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN


                                      Index


                                                                                                 Page

Independent Auditors' Report                                                                       1

Statements of Net Assets Available for Benefits - December 31, 2001 and 2000                       2

Statements of Changes in Net Assets Available for Benefits -
     Years ended December 31, 2001 and 2000                                                        3

Notes to Financial Statements - December 31, 2001 and 2000                                         4

Schedules

1    Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at
     End of Year - December 31, 2001                                                               8

2    Schedule H, Line 4(j) - Schedule of Reportable Transactions                                   9

                          Independent Auditors' Report

The Trustees
Yardville National Bank
   Employees' Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Yardville National Bank Employees' Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.



June 4, 2002

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                            Statements of Net Assets
                             Available for Benefits

                           December 31, 2001 and 2000




                                                                 2001                2000
                                                           ----------------    ----------------

Assets - investment funds (note 6)                          $    4,730,386           4,160,726

Participant loans (note 3)                                         168,319             125,294
                                                           ----------------    ----------------

                   Net assets available for benefits        $    4,898,705           4,286,020
                                                           ================    ================


See accompanying notes to financial statements.

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                       Statements of Changes in Net Assets
                             Available for Benefits

                     Years ended December 31, 2001 and 2000


                                                                             2001                2000
                                                                       ----------------    ----------------

Additions to net assets:
    Contributions (note 2):
       Employee contributions                                           $      604,511             676,437
       Employer contributions net of forfeitures                               179,328             151,567
                                                                       ----------------    ----------------

               Total contributions                                             783,839             828,004
                                                                       ----------------    ----------------

    Investment (loss) income:
       Net (depreciation) appreciation in
          fair value of investments (note 6)                                   (65,046)            (88,396)
       Interest and dividends                                                   22,633              44,430
                                                                       ----------------    ----------------

               Net investment (loss) income                                    (42,413)            (43,966)
                                                                       ----------------    ----------------

    Interest income from employee loan repayments                               15,930               7,679
                                                                       ----------------    ----------------

               Total additions                                                 757,356             791,717

Deductions from net assets - distributions to
    participants (note 2)                                                     (144,671)            (56,121)
                                                                       ----------------    ----------------
               Net increase in net assets
                  available for benefits                                       612,685             735,596

Net assets available for benefits:
    Beginning of year                                                        4,286,020           3,550,424
                                                                       ----------------    ----------------

    End of year                                                         $    4,898,705           4,286,020
                                                                       ================    ================


See accompanying notes to financial statements.

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.

       Administrative Expenses

       Administrative expenses are paid by Yardville National Bank (the Bank).

       Investment Valuation and Income Recognition

       The Yardville National Bank Employees' Retirement Savings Plan's (the
       Plan) investments are stated at fair value except for its investment contracts, which are valued at contract value. Contract value is estimated to approximate fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Bank's stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Risks and Uncertainties

       The assets of the Plan are primarily financial instruments, which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual funds' objectives, stock market performance, interest rates, economic conditions, and world affairs.

       Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       Impact of Accounting Changes

       On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively SFAS No. 133). The adoption of the above statements did not have a significant impact on the financial statements of the Plan.


                                       4                             (Continued)

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(2)    Description of Plan

       The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

          General

          The Plan is a participant-directed, defined contribution plan that was initiated in 1987 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          In 1990, the employer transferred assets of the Plan to Mutual Benefit Life Insurance Company (Mutual Benefit). On July 16, 1991, Mutual Benefit was placed in rehabilatory conservatorship. This action resulted in a freeze on payments from discontinued group annuity contracts. The Bank withdrew all nongroup annuity contract funds and transferred them, as well as future contributions, to a Yardville National Bank Imprest account until a new plan administrator was chosen. In October 1992, the Bank temporarily transferred all available funds and future contributions to a Metropolitan Life Group Annuity Contract for the remainder of the fiscal year. In 1994, MBL Life Assurance Corporation assumed these contracts under a rehabilitation plan (the Rehabilitation Plan). The Rehabilitation Plan guaranteed at least 3.5% interest and full cash values if participants elected to leave their money with Mutual Benefit until the end of 1999 or $.55 on the dollar if they withdrew. A plan with new investment options, but the same plan provisions, was developed in May 1996 with Metropolitan Life Insurance Company (Metropolitan Life). In 1996, the participants made their elections and all but two elected to leave their money with Mutual Benefit (now MBL Life Assurance Corporation) until the end of 1999. In May 1999, all funds were released and transferred to Metropolitan Life.

          Metropolitan Life Insurance Company's Recordkeeping Services were taken over by Benefit Services Corporation (a wholly-owned subsidiary of Metropolitan Life) in August 1998. As a result of the transfer, the Bank amended the Plan to include new investment options and plan provisions. The funds with Metropolitan Life were initially transferred to similar funds of Benefit Services Corporation during the August 1998 conversion. Subsequent to the initial transfer of funds, participants may redirect fund balances in 1% increments.

          Investment Options

          The participant contributions and bank matching contributions may be allocated to various investment funds, guaranteed investment accounts and/or the Yardville National Bank Stock Fund at the discretion of the participant.

          Benefits and Contributions

          Eligible participants include employees of the Bank who have attained the age of 19, are not resident aliens or collectively bargained employees, and have worked one month following their date of hire and have completed one year of service, as defined. As of December 31, 2001, there are 390 participants in the Plan. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 12%


                                       5                             (Continued)

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


          of base compensation, as defined. The Bank's contributions are equal to 50% of the participants' contributions, up to 6% of base compensation. The employer may also make discretionary contributions. Each year the employer's Board of Directors will determine if a discretionary contribution will be made to the Plan. Each member's share of this contribution is based on the relationship their compensation bears to the total compensation of employees participating in the Plan. At the plan administrator's discretion, employees are entitled to contribute rollovers from other qualified plans. Any forfeited amounts reduce the employer's contributions to the Plan, and any remaining forfeitures are reallocated to participants.

          Vesting

          All participants are fully vested in their voluntary contributions and related investment earnings or losses. In event of death, disability, or retirement, matching contributions and related investment earnings or losses are also considered fully vested to the participant. Vesting in the remainder of the account is based on years of service, as defined, with full vesting being attained after five years. In the event of termination of employment, the non-vested portion of the account is used to reduce future employer contributions.

          Funding

          Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

          Payment of Benefits

          Upon normal retirement at age 65 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity option, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

(3)    Loan Policy

       Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

            o The minimum amount of any loan shall have a minimum term of 12 months. The maximum loan amount is determined under federal tax and pension laws. This is generally the lesser of $50,000, reduced by the highest outstanding loan balance within the prior 12 months, or 50% of the vested account balance.

       The interest rate on a loan will be a reasonable rate of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances.


                                       6                             (Continued)

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

 (4)   Plan Termination

       Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

 (5)   Federal Income Taxes

       The Internal Revenue Service (IRS) issued its latest determination letter on July 28, 1987 which stated that the Plan and its underlying trust, as then designed, qualify under the applicable provisions of the Internal Revenue Code (the Code) and, therefore, are exempt from federal income taxes. Subsequently, the Plan has been amended and submitted to the IRS for a new determination letter. In the opinion of the Plan's trustees, the Plan and its underlying trust have operated within the terms of the Plan and should remain qualified under the applicable provisions of the Code.

(6)    Investments

       During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                                       2001                   2000
                                                                -------------------    -------------------

              Mutual funds                                       $       (89,241)              (106,212)
              Investment contracts                                         3,354                (10,760)
              Common stock                                                20,841                 28,576
                                                                -------------------    -------------------

                                                                 $       (65,046)               (88,396)
                                                                ===================    ===================

       The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets as of December 31, 2001 and 2000:

                                                              2001                   2000
                                                       --------------------   --------------------

American Century Strat. Allocation                      $       568,914                     --
MetLife/AUM Medium-Term (Balanced
    Lifestyle Option) Portfolio                                      --                608,297
American Century - 20th Century Ultra                           250,704                235,778
MetLife Stock Market Index Guarantee
    Account                                                     730,246                861,794
MetLife Migration Pooled GIC                                  2,234,241              1,799,010
Yardville National Bank Stock                                   439,328                340,128
                                                       ====================   ====================

                                                                      Schedule 1

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

     Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes
                                 at End of Year

                                December 31, 2001


                                                                       Number                  Current
                                                                      of shares                 value
                                                                   ----------------         ---------------
American Century Strat. Allocation                                          96,263          $      568,914
American Century - 20th Century Ultra                                        9,070                 250,704
Harris Associates - Oakmark                                                  5,165                 182,164
State Street Research Mid Cap                                                6,102                 103,557
Janus Worldwide                                                              3,257                 142,771
Loomis Sayles Small Cap Value                                                3,761                  78,461
MetLife Stock Market Index Guarantee Account                                 1,748                 730,246
MetLife Migration Pooled GIC                                               173,990               2,234,241
Yardville National Bank Stock                                               40,435                 439,328
Loans to participants (8.25% to 10.50%)                                    168,319                 168,319
                                                                   ================         ---------------
                                                                                            $    4,898,705
                                                                                            ===============


                                                                      Schedule 2
                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

           Schedule H, Item 4(j) - Schedule of Reportable Transactions

                          Year ended December 31, 2001



  Identity of issuer
  and description of       Transaction      Number of         Purchase          Sales            Cost           Net gain
      investment              type         transactions         price          proceeds        of asset          (loss)
-----------------------   --------------  ---------------   --------------  ---------------  --------------  ---------------
MetLife/AUM Medium
    Term (Balanced
    Lifestyle Option)
    Portfolio             Sale                  1             $        --          532,439         541,512           (9,073)
American Century
    Strat. Allocation     Purchase              1                 532,439               --              --               --
                                          ===============   ==============  ===============  ==============  ===============


                         SIGNATURE OF PLAN ADMINISTRATOR

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Yardville National Bank
                       Employees' Retirement/Savings Plan


Dated: June 28, 2002                     By: /s/ Kathleen A. Fone
                                         -------------------------------------
                                         Kathleen A. Fone
                                         Plan Administrator
                                         Senior Vice President Human Resources